China Bio-Immunity Corporation.

No. 36 ShengMing 2nd Road

DD Port, Dalian

People’s Republic of China, 116620

May 4, 2009

Sasha Singh Parikh

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

China Bio-Immunity Corporation.

Item 4.01 Form 8K

Filed April 27, 2009

File No. 000-51760

Dear Ms. Parikh:

In connection with our Form 8-K/A filing and our supplemental written responses to your comment letter dated April 30, 2009, China Bio-Immunity Corporation, a Nevada corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

China Bio-Immunity Corporation

/s/ Lixin Zhou, Interim Chief Executive Officer